 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 12, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the first tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the first tranche of the 2024 programme was announced: 7 February 2024. The duration of the first tranche of the 2024 programme: 8 February to no later than 5 April 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 7 February 2024, available here: https://newsweb.oslobors.no/search?issuer=1309

From 4 March to 8 March 2024, Equinor ASA has purchased a total of 2,385,000 own shares at an average price of NOK 269.4294 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

4 March	OSE	382,371	264.5217	101,145,432.45
	CEUX	74,449	265.0133	19,729,972.30
	TQEX	23,180	264.7941	6,137,928.35
5 March	OSE	398,373	265.8703	105,915,539.00
	CEUX	44,105	269.3775	11,880,894.70
	TQEX	27,522	268.9033	7,400,757.80
6 March	OSE	402,955	273.8106	110,333,365.70
	CEUX	60,554	273.7865	16,578,870.20
	TQEX	21,491	273.7883	5,883,984.10
7 March	OSE	407,992	269.8464	110,095,182.95
	CEUX	59,140	269.8286	16,030,518.80
	TQEX	12,598	269.8265	3,399,274.65
8 March	OSE	382,905	272.4842	104,335,561.10
	CEUX	70,508	272.3769	19,204,749.20
	TQEX	16,587	272.3254	4,517,062.20

Total for the period	OSE	1,974,596	269.3336	531,825,081.20
	CEUX	309,026	269.9611	83,425,005.20
	TQEX	101,378	269.6740	27,339,007.10

Previously disclosed buy-backs under the first tranche of the 2024 programme	OSE	7,535,154	268.5445	2,023,524,334.25
	CEUX	763,891	266.3608	203,470,650.35
	TQEX	200,955	265.8800	53,429,922.70
	Total	8,500,000	268.2853	2,280,424,907.30

Total buy-backs under first tranche of the 2024 programme (accumulated)	OSE	9,509,750	268.7084	2,555,349,415.45
	CEUX	1,072,917	267.3978	286,895,655.55
	TQEX	302,333	267.1522	80,768,929.80
	Total	10,885,000	268.5360	2,923,014,000.80

Following the completion of the above transactions, Equinor ASA owns a total of 71,444,407 own shares, corresponding to 2.38% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 64,920,193 own shares, corresponding to 2.16% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 12, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer